1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 11, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/05/11

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/04/14 :	To announce the acquisition of Formosa Petrochemical Corporation Corporate Bonds

2. Announcement on 2010/04/15 :	Announcement of the judgment made by Taiwan High Court for the case that Chunghwa Post claims compensation for the use of its land by Chunghwa Telecom

3. Announcement on 2010/04/21 :	To announce the procurement of 3G PS system expansion

4. Announcement on 2010/04/21 :	To announce the differences between ROC GAAP and US GAAP for the year of 2009 financial statements

5. Announcement on 2010/04/27 :	To announce the financial forecast of 2nd quarter 2010

6. Announcement on 2010/04/27 :	Supplementary announcement regarding the Company’s 2010 annual general meeting

7. Announcement on 2010/04/27 :	The Board resolves the distribution of cash dividend

8. Announcement on 2010/04/27 :	To announce the resolution of Board meeting

9. Announcement on 2010/04/30 :	Chunghwa Telecom held investor conference call for the first quarter of 2010 operation results

10. Announcement on 2010/04/30 :	To announce the differences between ROC GAAP and US GAAP for the first quarter of 2010 financial statements

11. Announcement on 2010/05/05 :	Explanation of the report that Chunghwa Telecom’s EPS will exceed NT$4.51 for 2010

12. Announcement on 2010/05/06 :	Clarification of the report that the company plans to invest in a distribution channel in mainland China with Senao

13. Announcement on 2010/05/10 :	Chunghwa Telecom announces its unaudited revenue for April 2010

14. Announcement on 2010/05/10 :	April 2010 sales

EXHIBIT 1

To announce the acquisition of Formosa Petrochemical Corporation Corporate Bonds

Date of events: 2010/04/14

Contents:

1. Name of the securities: Formosa Petrochemical Corporation Corporate Bonds (Code: B712F7,B712F8)

2. Trading date: 2010/03/19~2010/04/14

3. Trading volume, unit price, and total monetary amount of the transaction: 4,000,000 units; NT$ 103. 11 per unit; total amount: NT$ 412, 422, 064

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):17,500,000 units; NT$ 1, 782, 037, 876; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 7.79%; 9.20%; NT$ 48, 058, 067, 000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 2

Announcement of the judgment made by Taiwan High Court for the case that Chunghwa Post claims compensation for the use of its land by Chunghwa Telecom

Date of events: 2010/04/15

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Chunghwa Post Co., Ltd., Taiwan High Court, Civil Judgment of Taiwan High Court, 98 Chung-Sheung-Tzu 244.

2. Date of occurrence of the event: 2010/04/15

3. Background and circumstances of the matter (including the property/subject matter under dispute): Chunghwa Post claims for the amount of NT$ 395,050,919 as compensation for the use of its land by Chunghwa Telecom. Taiwan Taipei District Court made a rule that Chunghwa Telecom should pay Chunghwa Post NT$ 40,154,751 and relevant interests as compensation.

4. Course and progression of handling of the matter: None.

5. Effect on company finances and business and estimated monetary amount of the effect: NT$ 40, 154, 751 and relevant interests.

6. Countermeasures and status of amelioration: The Company is deliberating whether to file an appeal or not.

7. Any other matters that need to be specified: N/A

EXHIBIT 3

To announce the procurement of 3G PS system expansion

Date of events: 2010/04/21

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): 3G PS system expansion

2. Date of the occurrence of the event: 2010/04/21~2010/04/21

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$936,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks Oy.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: To expand 3G system

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

To announce the differences between ROC GAAP and US GAAP for the year of 2009 financial statements

Date of events: 2010/04/20

Contents:

1. Date of occurrence of the event: 2010/04/20

2. Cause of occurrence: To announce the differences between ROC GAAP and US GAAP for the year of 2009 financial statements.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$44,495,153 thousand, earnings per share of NT$4.51 for the year of 2009, total assets of NT$448,996,815 thousand, total liabilities of NT$70,033,201 thousand, and total shareholders’ equity of NT$378,963,614 thousand as of December 31, 2009.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$45,815 million, earnings per share of NT$4.65 for the year of 2009, total assets of NT$385,333 million, total liabilities of NT$78,861 million, and total shareholders’ equity of NT$306,472 million as of December 31, 2009.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains and losses on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 5

To announce the financial forecast of 2nd quarter 2010

Date of events: 2010/04/27

Contents:

1. Fiscal year of the financial forecast: 2Q10

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2010/04/27

4. Date of preparation, correction, or updating of the financial forecast: 2010/04/12

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

EXHIBIT 6

Supplementary announcement regarding the Company’s 2010 annual general meeting

Date of events: 2010/04/27

Contents:

1. Date of the board of directors resolution: 2010/04/27

2. Date for convening the shareholders’ meeting: 2010/06/18

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. 2009 business report

b. 2009 supervisors’ audit report

(2) Issues to be approved by shareholders:

a. Acceptance of 2009 business report and financial statements

b. Approval of the proposal for the distribution of 2009 earnings

(3) Issues to be discussed:

a. Revision of the Articles of Incorporation

b. Capital management plan

c. Revision of the “Operational Procedures for Endorsements and Guarantees”

(4) Election

The election of the Company’s 6th term directors and supervisors

(5) Other business and special motions

5. Book closure starting date: 2010/04/20

6. Book closure ending date: 2010/06/18

7. Any other matters that need to be specified: None

EXHIBIT 7

The Board resolves the distribution of cash dividend

Date of events: 2010/04/27

Contents:

1. Date of the board of directors resolution: 2010/04/27

2. Type and monetary amount of dividend distribution: The Board of Directors resolved to distribute NT$4.06 cash dividend per share.

3. Any other matters that need to be specified: None

EXHIBIT 8

To announce the resolution of Board meeting

Date of events: 2010/04/27

Contents:

1. Date of occurrence of the event: 2010/04/27

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were approved by the board:

(1) Nomination list of the election of the company’s 6th term independent directors

(2) Nomination proposal of the election of the company’s 6th term directors

(3) Guidance for the second quarter 2010

(4) Establishment of a subsidiary in Vietnam

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom held investor conference call for the first quarter of 2010 operation results

Date of events: 2010/04/30

Contents:

1. Date of the investor/press conference: 2010/04/30

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

EXHIBIT 10

To announce the differences between ROC GAAP and US GAAP for the first quarter of 2010 financial statements

Date of events: 2010/04/30

Contents:

1. Date of occurrence of the event: 2010/04/30

2. Cause of occurrence: To announce the differences between ROC GAAP and US GAAP for the first quarter of 2010 financial statements.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$12,272,393 thousand, earnings per share of NT$1.24 for the first quarter of 2010, and consolidated shareholders’ equity of NT$391,080,683 thousand as of March 31, 2010.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$11,420 million, earnings per share of NT$1.16 for the first quarter of 2010 and consolidated shareholders’ equity of NT$317,737 million as of March 31, 2010.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 11

Explanation of the report that Chunghwa Telecom’s EPS will exceed NT$4.51 for 2010

Date of events: 2010/05/05

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report:2010/05/05

3. Content of the report: Chunghwa Telecom’s EPS will exceed NT$4.51 for 2010.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The company discloses the guidance on a quarterly basis for 2010 and has released only the first quarter and second quarter guidance till now.

The company has no comment on the report that Chunghwa’s EPS for 2010 will outperform last year’s NT$4.51.

6. Countermeasures:None

7. Any other matters that need to be specified: None

EXHIBIT 12

Clarification of the report that the company plans to invest in a distribution channel in mainland China with Senao

Date of events: 2010/05/06

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/05/06

3. Content of the report: CHT and Senao plan to invest in a distribution channel in mainland China.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The company follows its internal procedures to evaluate each investment project and makes an official announcement after completing the procedures. The company has no comment on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom announces its unaudited revenue for April 2010

Date of events: 2010/05/10

Contents:

1. Date of occurrence of the event: 2010/05/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of April 2010, total revenue increased by 3.9% year-over-year to NT$15.67 billion. Operating income for the month was NT$5.37 billion, net income NT$4.43 billion, EPS NT$0.46.

For the first four months this year, total revenue increased by 1.5% year-over-year to NT$61.19 billion, operating income was NT$19.91 billion, net income NT$16.49 billion, EPS NT$1.7.

6. Countermeasures:None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom

May 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr. 2010

1) Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%

Apr	Invoice amount	17,079,900	16,896,091	(+)183,809	(+)1.09%

Apr	Invoice amount	67,623,682	66,623,177	(+)1,000,505	(+)1.50%

Apr	Net sales	15,668,886	15,083,506	(+)585,380	(+)3.88%

Apr	Net sales	61,186,723	60,291,751	(+)894,972	(+)1.48%

b	Trading purpose : None